SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section  8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:                          Asset Allocation Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

                                    Asset Allocation Trust

                                    200 Berkeley Street

                                    Boston, Massachusetts 02116

Telephone Number (including area code):

                                    (617) 210-3200

Name and address of agent for service of process:

Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                                    YES   X          NO   __

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 15th day of September, 2005.

                                                                   Asset Allocation Trust

(Name of Registrant)

By  /s/ Michael H. Koonce

                                                             Michael H. Koonce

Secretary

Attest:  /s/  Maureen E. Towle

Maureen E. Towle

Assistant Secretary

The name Asset Allocation Trust is the designation of the Trustees under the Agreement and Declaration of Trust, dated June 14, 2005, as may be amended from time to time. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.